Management's discussion and analysis

This Management's Discussion and Analysis ("MD&A") for Resin Systems Inc. (the "Company") should be read in conjunction with the interim consolidated financial statements for the quarter ended June 30, 2004 and the audited consolidated financial statements and related notes for the four month period ended December 31, 2003, and the years ended August 31, 2003 and 2002. The audited and interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") unless specifically stated. The reporting and measurement currency in the audited and interim consolidated financial statements and in this MD&A is in Canadian dollars, unless otherwise stated.

These interim statements have not been reviewed by the Company's auditors, KPMG LLP.

This MD&A is dated August 25, 2004.

Overview

In the second quarter of 2004, the Company continued with its efforts to expand its base of operations.

Throughout the quarter, the Company continued focusing it efforts on establishing its pole production equipment and associated infrastructure in Edmonton.

The Company also continued with concentrating on the implementation of its Quality Management System that is tightly integrated into its overall Business Management System. The Company achieved certification under the ISO 9001:2000 standard as a result of having a well defined system that focuses on improving processes to consistently provide high quality products that can meet or exceed customer requirements.

Another focus for the Company during the quarter was taking its various product lines to market. Those efforts have been identified under the following major groupings

Version™ Resin

The Company has been manufacturing its Version™ resin products for internal use as well as for third party customers. Shipments were made in the second quarter of 2004 and our marketing and sales group is making inroads towards improving and expanding the market exposure for this product line in various places – both within North America and overseas.

RSeal™

The Company has continued its efforts to expand the market exposure for this proprietary line of superior industrial coatings as significant research had been invested to-date and a market demand has been identified. An applicator for Western Canada has been nominated, equipped and trained.

RStandard™
The second quarter was focused upon commissioning the production equipment at the Edmonton plant that produces the Company's RStandard™ utility poles. These efforts included manufacturing poles that were sent out for independent testing by EDM International, a US based well recognized testing agency for utility products.

Successful test results were achieved in the quarter for the 45 foot Class 4 modular designed pole. Efforts were undertaken in the quarter to finalize the design of this new modular pole such that the overall weight can be reduced, while at the same time, appropriate strength characteristics can be maintained.

The Company continued working with its existing utility product distribution network to introduce the RStandard product line to the relevant utilities. This step includes an in-depth technical introduction of the product line in order for the various utilities to be able to understand how composite poles can meet and exceed their requirements and specifications.

Ongoing efforts are underway to introduce the product line in Quebec and the Maritimes. Initial discussions were also undertaken with both utilities and potential distributors in both the border regions as well as in the Southwest part of the USA.

New Version Sport™ (NVS™)
The Company continues to market and distribute its hockey stick shafts. The Company has been researching and developing ways to improve the performance of the NVS product line. It is anticipated that the results of this research will be available by the end of the third quarter.

The Company continued with its efforts to update its overall corporate image. The Company's new website went on-line midway through the quarter which clarifies the overall corporate image including the "Stronger - Lighter - Greener™" focus. This image is not only representative of the products and services that the Company offers but rather it highlights the culture that has been adopted across the organization. Furthermore, this website provides a greater insight towards the environmentally friendly nature of the company's operations, products and services.

Results of Operations

In reviewing the results of the 2nd quarter ended June 30, 2004, and the three months ended May 31, 2003, the reader is advised that comparison between the two periods needs to be tempered with the knowledge that during the 2nd quarter ended June 30, 2004, the Company was heavily involved in the commercialization of its products and that staffing levels for the period were higher than was evident for the three months ended May 31, 2003.

Revenues

| | Three months ended | | Four months ended |
	June 30, 2004	May 30, 2003	December 31, 2003
Product revenue	$ 113,414	$ 57,717	$ 453,156
Other revenue	15,874	12,558	8,264
Total revenue	$ 129,288	$ 70,275	$ 461,420
Percentage change	84%	--	72%

The Company's marketing and sales focus for the quarter ended June 30th, 2004 has been the sale of Version™ resin, end-use products containing Version™ resin and RSeal™ coatings (formerly Uni-Seal™). During the quarter ended May 31st, 2003 the Company had two products it was actively promoting, namely Version™ resin itself and Uni-Seal™ coatings.

Quarter ended June 30, 2004

During the quarter the Company's product revenues were $56,000 higher than those for the quarter ended May 31st, 2003. Of this increase $23,000 relate to Version™ resin, $55,000 relate to hockey products with a decrease of $22,000 in RSeal™ products.

Other revenue relates to interest, for the quarter ended June 30th, 2004 where interest revenue was $16,000 compared to $13,000 for the quarter ended May 31st, 2003.

Operating Expenses

| | Three months ended | | Four months ended |
	June 30, 2004	May 30, 2003	December 31, 2003
Cost of sales	$ 53,993	$ 15,051	$ 333,899
Direct and product development	949,323	505,253	1,147,537
Marketing and business development	233,057	155,011	387,997
General and administrative	1,478,832	522,817	1,269,047
Interest and other charges	7,332	17,712	22,689
Amortization of property, plant and equipment	68,721	52,058	82,071
Amortization of intangibles	81,079	--	109,733
Total operating expenses	$ 2,872,337	$ 1,267,902	$ 3,352,973
Percentage change	127%	--	14%

Resin Systems Inc.

During the quarter ended June 30th, 2004, the Company dedicated significant resources to improving and optimizing its infrastructure for the manufacture of Version™ resin and composite products based upon Version™ resin. Furthermore, resources were devoted to the marketing and sales of these products as well as the administration of the Company as it moves forward in executing its business plan.

Second quarter ended June 30, 2004
Compared to the quarter ended May 31st, 2003, the Company's operating expenses have increased $1,604,000 as it moves into the full production as well as marketing and sales of its products.

Of this increase, Cost of sales increased $39,000 while related revenues increased $56,000.

Direct and product development costs increased $444,000 as the Company focused its efforts on improving its manufacturing capabilities for Version™ resin end products to fulfill the targeted orders identified within its business plan. Staffing increased $52,000 and research and related testing expenses increased $389,000 over the same period last year.

Marketing and business development costs increased $78,000, of this $41,000 relates to staffing costs with the remainder relating to marketing and sales activities of the Company's products.

General and administrative costs increased $956,000. Staff and their related costs increased $464,000 of which $223,000 relates to the new Canadian GAAP requirement to expense stock based compensation to employees. $398,000 relate to professional fees encompassing; legal, audit, American Stock Exchange ("AMEX") application, corporate regulatory compliance and investor relation related activities. Finally the remainder of $94,000 relates to insurance, rent and general cost increases.

The interest and other charges difference between the two periods amounts to a decrease of $10,000. This relates primarily to foreign exchange and the relative stability of the Company's non-Canadian transactions and consolidations, for the current year versus the same period the previous year.

Amortization of property, plant and equipment expense increase is $17,000 higher than the same period last year owing to increases in manufacturing, computer and office equipment.

Amortization of intangibles expense is the charge for the intellectual property the Company purchased from Canzeal Enterprises in January 2003, which was not amortized until the fourth quarter in fiscal 2003.

Liquidity and capital resources
The Company's main source of cash flow to date has been through the issuance of securities. This dependence on issuing securities and the lack of sufficient cash reserves to sustain the Company for a period in excess of twelve months has required management to include a "Going Concern" note in our financial statements. The going

concern concept is dependent on the ability of an entity to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

Working capital:
Working capital as at June 30 2004 was $12,163,000 and in the opinion of management, the Company in conjunction with expected returns from operations, will have sufficient working capital to continue with its expansion and operational plans.

Long-term debt:
The Company's long-term debt is related to a payable due to the National Research Council ("NRC") under their Industrial Research Assistance Program ("IRAP"). Under this program, the Company is entitled to a maximum of $498,263 (notes 16(a) and 18(c) of the Consolidated Financial Statements Four months ended December 31, 2003 and Years ended August 31, 2003 and 2002) for certain costs in developing Version™ F and Version™ S resin systems. Repayment of these amounts will commence on March 1, 2006 and is to be repaid at the rate of 1.9% of gross quarterly revenues and will continue to be repaid until either the Company has fully repaid the amounts contributed by NRC or until December 1, 2010. As at June 30, 2004 the Company had received $428,263 from the NRC under this program.

Capital structure:
During the quarter ended June 30, 2004, the Company issued 12,333,742 shares for net proceeds of $12,457,244.

As at June 30, 2004, the market close for the Company's shares was $1.94, which translates into a market capitalization of $132,664,925.

Capital expenditure program:
The Company expects to have significant capital additions of production equipment and facilities during the next fiscal year.

These capital expenditures will be financed with working capital, cash flow from operations and share financings.

Contractual obligations:
The Company has entered into commitments related to office leases as well as a capital lease to finance office furniture. The following table summarizes the Company's contractual obligations as at June 30, 2004.

The minimum rent payable for each of the next five years and thereafter is as follows:

	Expected Payment Date						
Obligation	2005	2006	2007	2008	2009	Thereafter	Total
Operating Leases	293,866	199,556	165,484	118,019	126,654	221,645	1,128,224
Capital Lease	54,640	57,968	35,432	Nil	Nil	Nil	148,040

Off-Balance Sheet Arrangements:
The Company does not have any Off-balance sheet arrangements as at the reporting period and does not expect to have any in the foreseeable future.

Related Party Transactions:
The Company did not have any related party transactions during the quarter ended June 30, 2004.

Application of critical accounting policies
The change in a significant accounting policy used by the Company is disclosed in note 2 of the interim consolidated financial statements. Certain accounting policies require that management make appropriate decisions with respect to the formulation of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. The following discusses such accounting policies that have been recently adopted. This is included in the MD&A to aid the reader in assessing the critical accounting policies and practices of the Company and the likelihood of materially different results being reported. The Company's management reviews its estimates regularly. The emergence of new information and changed circumstances may result in actual results or changes to estimated amounts that differ materially from current estimates.

Stock-based compensation
Prior to January 1, 2004, the Company applied the fair value based method of accounting prescribed by the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments, only to employee stock appreciation rights, and applied the settlement method of accounting to employee stock options. Under the settlement method, any consideration paid by employees on the exercise of stock options or purchase of stock is credited to share capital and no compensation expense was recognized.

The CICA Accounting Standards Board has amended CICA Handbook Section 3870 – Stock-based Compensation and Other Stock-based Payments – to require entities to account for employee stock options using the fair value based method, beginning January 1, 2004. Under the fair value method, compensation cost is measured at fair value at the date of grant and is expensed over the award's vesting period. In accordance with one of the transitional options permitted under amended Section 3870, the Company has retroactively applied the fair value based method to all employee stock options granted on or after September 1, 2002, and has not restated prior periods. The pro forma effect of adopting the fair value based method would have been to increase the loss for the four month period ended December 31, 2003 by $157,521 and increase the retained deficit, and to increase contributed surplus by the same amount. In addition, the effect of the change on basic loss per share was immaterial.

Note regarding forward-looking statements

Certain information regarding Resin Systems Inc. set forth in this document, including management's assessment of the Company's plans and future operations, contains forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond the Company's control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, environmental risks, the lack of availability of qualified personnel or management, stock market volatility and ability to access capital from internal and external sources. The Company's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that the Company will derive there from. The Company undertakes no responsibility to update the information provided herein.